INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS
Bond No.  234-63-40 - 03
Item 1. Name of Insured (herein called Insured):   Nationwide Mutual Funds
and Nationwide Variable Insurance Trust

Principal Address:
1000 Continental Drive, Suite 400
King of Prussia, PA 19406

Item 2. Bond Period from 12:01 a.m. 03/15/2012 to 12:01 a.m. 03/15/2013
        the effective date of the termination or cancellation of this
        bond, standard time at the Principal Address as to each of said
        dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

        Amount applicable to

        Insuring Agreement (A)-FIDELITY
        Insuring Agreement (B)-ON PREMISES
        Insuring Agreement (C)-IN TRANSIT
        Insuring Agreement (D)-FORGERY OR ALTERATION
        Insuring Agreement (E)-SECURITIES
        Insuring Agreement (F)-COUNTERFEIT CURRENCY
        Insuring Agreement (G)-STOP PAYMENT
        Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT
        Insuring Agreement (I)-AUDIT EXPENSE
        Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS
        Insuring Agreement (K)-UNAUTHORIZED SIGNATURES


| Limit of Liability | Deductible |
|---|---|
| $10,000,000 | $0 |
| $10,000,000 | $50,000 |
| $10,000,000 | $50,000 |
| $10,000,000 | $50,000 |
| $10,000,000 | $50,000 |
| $10,000,000 | $50,000 |
| $100,000 | $5,000 |
| $100,000 | $5,000 |
| $100,000 | $5,000 |
| $10,000,000 | $50,000 |
| $100,000 | $5,000 |

        Optional Insuring Agreements and Coverages

        Insuring Agreement (L)-COMPUTER SYSTEMS
        Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS


| Limit of Liability | Deductible |
|---|---|
| $10,000,000 | $50,000 |
| $10,000,000 | $50,000 |

        If "Not Covered" is inserted above opposite any specified
        Insuring Agreement or Coverage, such Insuring Agreement or
        Coverage and any other reference thereto in this bond shall

be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established
subsequent to the effective date of this bond are covered
according to the terms of General Agreement A.  All the
Insured's offices or premises in existence at the time this
bond becomes effective are covered under this bond except the
offices or premises located as follows:  N/A

Item 5. The liability of the Underwriter is subject to the terms of
the following riders attached hereto:  Riders No.  1, 2 and 3

Item 6. The Insured by the acceptance of this bond gives to the
Underwriter terminating or cancelling prior bond(s) or
policy(ies) No.(s)  234-63-40 - 02   such termination or
cancellation to be effective as of the time this bond becomes
effective.


                          By: /s/ Frank Scheckton
                              -----------------------------
                              (Authorized Representative)


INVESTMENT COMPANY BOND

        The Underwriter, in consideration of an agreed premium, and
        subject to the Declarations made a part hereof, the General
        Agreements, Conditions and Limitations and other terms of this
        bond, agrees with the Insured, in accordance with Insuring
        Agreements hereof to which an amount of insurance is applicable
        as set forth in Item 3 of the Declarations and with respect to
        loss sustained by the Insured at any time but discovered during
        the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS


(A)     FIDELITY

                Loss resulting from any dishonest or fraudulent act(s),
                including Larceny or Embezzlement committed by an
                Employee, committed anywhere and whether committed
                alone or in collusion with others, including loss of
                Property resulting from such acts of an Employee,
                which Property is held by the Insured for any purpose
                or in any capacity and whether so held gratuitously or
                not and whether or not the Insured is liable therefor.
                Dishonest or fraudulent act(s) as used in this Insuring
                Agreement shall mean only dishonest or fraudulent act(s)
                committed by such Employee with the manifest intent:
                (a)     to cause the Insured to sustain such loss; and
                (b)     to obtain financial benefit for the Employee,
                        or for any other person or organization intended
                        by the  Employee to receive such benefit, other
                        than salaries,commissions, fees, bonuses,
                        promotions, awards, profit sharing, pensions or
                        other employee benefits earned in the normal
                        course of employment.


                              Page 2

**(B)   ON PREMISES**

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

**Offices and Equipment**

(1)      Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or
(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

**(C)   IN TRANSIT**

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

**(D)        FORGERY OR ALTERATION**

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge

and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)   SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)      through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
(a)      counterfeited, or
(b)      forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c)      raised or otherwise altered, or lost, or stolen, or

(2)      through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which

instruments are in the ordinary course of business, transferable by delivery

of such agreements with any necessary endorsement or assignment. The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)     COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited

money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America

or Canadian statute for use as currency.

(G)     STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

> For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

> For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any

Authorized

> Representative of such customer, shareholder or subscriber.

(H)     UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber

credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible

by the Insured. Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited. This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the

exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit.  Regardless of the number

of transactions between Fund(s) the minimum number of days of deposit within

the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(I)      AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including

Larceny or Embezzlement of any of the Employees.  The total liability of the Underwriter for such expense by reason of such acts

of any Employee or in which such Employee is concerned or implicated

or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or
fraudulent
act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in
addition
to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(J)      TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any

account, or given any value relying on any fraudulent instructions
sent
by a customer or financial institution by Telefacsimile Transmission

directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the
Insured,
but only if such telefacsimile instructions:
(i)      bear a valid test key exchanged between the Insured and a
         customer or another financial institution with  authority to

         use such test key for Telefacsimile instructions in the
ordinary
         course of business, but which test key has been wrongfully
         obtained by a person who was not authorized to initiate,
make,
         validate or authenticate a test key arrangement; and
(ii)     fraudulently purport to have been sent by such  customer or
         financial institution, but which telefacsimile instructions
         are transmitted without the knowledge or consent of such
         customer or financial institution by a person other than
such
         customer or financial institution and which bear a forged
         signature.
         "Telefacsimile" means a system of transmitting  written
documents
         by electronic signals over telephone lines to equipment
         maintained by the Insured within its communication room for

the

                                purposes of reproducing a copy of said document.  It does

not

                                mean electronic communication sent by Telex, TWC, or

electronic

                                mail, or Automated Clearing House.

(K)      UNAUTHORIZED SIGNATURES

          Loss resulting directly from the Insured having accepted, paid or cashed any

          check or withdrawal order, draft, made or drawn on a customer's account

which

          bears the signature or endorsement of one other than a person whose name and

          signature is on the application on file with the Insured as a signatory on
          such account.

          It shall be a condition precedent to the Insured's right to recovery under
          this Insuring Agreement that the Insured shall have on file signatures of

all

          persons who are authorized signatories on such account.


GENERAL AGREEMENTS

(A)      ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

          (1)      If the Insured shall, while this bond is in force, establish any
                   additional office or offices, such office or offices shall be
                   automatically covered hereunder from the dates of their

establishment,

                   respectively. No notice to the Underwriter of an increase during
                   any premium period in the number of offices or in the number of
                   Employees at any of the offices covered hereunder need be given
                   and no additional premium need be paid for the remainder of such
                   premium period.

          (2)      If an Investment Company, named as Insured herein, shall, while
                   this bond is in force, merge or consolidate with, or purchase the
                   assets of another institution, coverage for such acquisition shall
                   apply automatically from the date of acquisition.  The  Insured

shall

                   notify the Underwriter of such acquisition within 60 days of said

date,

                   and an additional premium shall be computed only if such acquisition

                   involves additional offices or employees.

(B)      WARRANTY

          No statement made by or on behalf of the Insured, whether contained in the
          application or otherwise, shall be deemed to be a warranty of anything

except

          that it is true to the best of the knowledge and belief of the person making

          the statement.

(C)      COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or
          Coverages now or hereafter forming part of this bond)

The Underwriter will Indemnify the Insured against court costs and
reasonable
         attorneys' fees incurred and paid by the Insured in defense, whether or not
         successful, whether or not fully litigated on the merits and whether or not
         settled of any suit or legal proceeding brought against the Insured to
enforce
         the Insured's liability or alleged liability on account of any loss,

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         claim or damage which, if established against the Insured, would constitute
a

         loss sustained by the Insured covered under the terms of this bond provided,

         however, that with respect to Insuring Agreement (A) this indemnity shall
         apply only in the event that

         (1)     an Employee admits to being guilty of any dishonest or fraudulent
act(s),
                 including Larceny or Embezzlement; or
         (2)     an Employee is adjudicated to be guilty of any dishonest or
fraudulent
                 act(s), including Larceny or Embezzlement;
         (3)     in the absence of (1) or (2) above an arbitration panel agrees,
after a
                 review of an agreed statement of facts, that an Employee would be
found
                 guilty of dishonesty if such Employee were prosecuted.

         The Insured shall promptly give notice to the Underwriter of any such suit
or

         legal proceeding and at the request of the Underwriter shall furnish it with

         copies of all pleadings and other papers therein.  At the Underwriter's
         election the Insured shall permit the Underwriter to conduct the defense of
         such suit or legal proceeding, in the Insured's name, through attorneys of
         the Underwriter's selection.  In such event, the Insured shall give all
         reasonable information and assistance which the Underwriter shall deem
         necessary to the proper defense of such suit or legal proceeding. If the
         Insured's liability or alleged liability is greater than the amount
         recoverable under this bond, or if a Deductible Amount is applicable, the
         liability of the Underwriter under this General Agreement is limited to that

         percentage of litigation expense determined by pro ration of  the bond
         limit of liability to the amount claimed, after the application of any
         deductible. This litigation expense will be in addition to the Limit of
         Liability for the applicable Insuring Agreement.


(D)    FORMER EMPLOYEE

         Acts of Employee, as defined in this bond, are covered under Insuring
         Agreement (A) only while the Employee is in the Insured's employ.
         Should loss involving a former Employee of the Insured be discovered
         subsequent to the termination of employment, coverage would still apply
         under Insuring Agreement (A) if the direct proximate cause of the loss
         occurred while the former Employee performed duties within the scope
         of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:


SECTION 1.          DEFINITIONS

          The following terms, as used in this bond, shall have the respective
          meanings stated in this Section:

          (a)        "Employee" means:
                     (1)     any of the Insured's officers, partners, or
                             employees, and
                     (2)     any of the officers or employees of any predecessor
                             of the Insured whose principal assets are acquired
                             by the Insured by consolidation or merger with,
                             or purchase of assets of capital stock of such
                             predecessor, and
                     (3)     attorneys retained by the Insured to perform legal
                             services for the Insured and the employees of such
                             attorneys while such attorneys or the employees of
                             such attorneys are performing such services for the
                             Insured, and
                     (4)     guest students pursuing their studies or duties in
                             any of the Insured's offices, and
                     (5)     directors or trustees of the Insured, the investment
                             advisor, underwriter (distributor), transfer agent,
                             or shareholder accounting record keeper, or
                             administrator authorized by written agreement to keep
                             financial and/or other required records, but only
                             while performing acts coming within the scope of the
                             usual duties of an officer or employee or while acting
                             as a member of any committee duly elected or appointed
                             to examine or audit or have custody of or access to
                             the Property of the Insured, and
                     (6)     any individual or individuals assigned to perform the
                             usual duties of an employee within the premises of the
                             Insured by contract, or by any agency furnishing
                             temporary personnel on a contingent or part-time basis,
                             and
                     (7)     each natural person, partnership or corporation
                             authorized by written agreement with the Insured to
                             perform services as electronic data processor of checks
                             or other accounting records of the Insured, but excluding
                             any such processor who acts as transfer agent or in
                             any other agency capacity in issuing checks, drafts or
                             securities for the Insured, unless included under
                             Sub-section (9) hereof, and
                     (8)     those persons so designated in section 15, Central
                             Handling of Securities, and
                     (9)     any officer, partner or Employee of
                             a)      an investment advisor,
                             b)      an underwriter (distributor),

                             c)      a transfer agent or shareholder accounting
                                     record-keeper, or
                             d)      an administrator authorized by written agreement

to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named

as Insured or is an affiliated person of the adviser,

underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as

set forth in Sub-Sections (6) and (7) of Section 1 (a)

and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under

contract or representatives of the same general character shall not be considered Employees.

(b)    "Property" means money (i.e. currency, coin, bank notes, Federal Reserve

notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious

metals of all kinds and in any form and articles made therefrom, jewelry,

watches, necklaces, bracelets, gems, precious and semi-precious stones,

bonds, securities, evidences of debts, debentures, scrip,certificates,

interim receipts, warrants, rights, puts, calls, straddles, spreads,

transfers, coupons, drafts, bills of exchange, acceptances, notes, checks,

withdrawal orders, money orders, warehouse receipts, bills of lading,

conditional sales contracts,abstracts of title, insurance policies, deeds,

mortgages under real estate and/or chattels and upon interests therein,

and assignments of such policies, mortgages and instruments, and other

valuable papers, including books of account and other records used by

the Insured in the conduct of its business, and all other instruments

similar to or in the nature of the foregoing including Electronic
Representations of such Instruments enumerated above (but excluding all

data processing records) in which the Insured has an interest or in which

of a
the Insured acquired or should have acquired an interest by reason

Insured's
predecessor's declared financial condition at the time of the

consolidation or merge with, or purchase of the principal assets of,

in
such predecessor or which are held by the Insured for any purpose or

in
any capacity and whether so held by the Insured for any purpose or

any capacity and whether so held gratuitously or not and whether or
not the Insured is liable therefor.

to
    (c)    "Forgery" means the signing of the name of another with the intent

without
deceive; it does not include the signing of one's own name with or

authority, in any capacity, or for any purpose.

those
    (d)    "Larceny and Embezzlement" as it applies to any named Insured means

1940.
acts as set forth in Section 37 of the Investment Company Act of

    (e)    "Items of Deposit" means any one or more checks and drafts.


SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

    (a)    loss effected directly or indirectly by means of forgery or
alteration of, on or in any instrument, except when covered
by Insuring Agreement (A), (D), (E) or (F).

    (b)    loss due to riot or civil commotion outside the United States
of America and Canada; or loss due to  military, naval or
usurped power, war or insurrection unless such loss occurs
in transit in the circumstances recited in Insuring Agreement
(D), and unless, when such transit was initiated, there was no
knowledge of such riot, civil commotion, military, naval or
usurped power, war or insurrection on the part of any person
acting for the Insured in initiating such transit.

    (c)    loss, in time of peace or war, directly or indirectly caused by
or resulting from the effects of nuclear fission or fusion or
radioactivity; provided, however, that this paragraph shall
not apply to loss resulting from industrial uses of nuclear
energy.

    (d)    loss resulting from any wrongful act or acts of any person who
is a member of the Board of Directors of the Insured or a member
of any equivalent body by whatsoever name known unless such
person is also an Employee or an elected official, partial
owner or partner of the Insured in some other capacity, nor,
in any event, loss resulting from the act or acts of any person
while acting in the capacity of a member of such Board or
equivalent body.

    (e)    loss resulting from the complete or partial nonpayment of, or
default upon, any loan or transaction in the nature of, or
amounting to, a loan made by or obtained from the Insured or any
of its  partners, directors or Employees, whether authorized

Page 5 of 10


or unauthorized and whether procured in good faith or through

trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)    loss resulting from any violation by the Insured or by any Employee

    (1)    of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

    (2)    of any rule or regulation made pursuant to any such law unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)    loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h)    potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)    all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)    loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1)    to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2)    to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)    all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (I).

(l)    loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative

of such person, who is within the premises of the drawee bank of the

Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring

Agreement (A).

(m)    any loss resulting from Uncollectible Items of Deposit which are drawn

from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions

of the United States of America, and Canada.


SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of

Section
1(a) of this bond, as aforesaid, and upon payment to the insured by the
Underwriter on account of any loss through dishonest or fraudulent act(s)
including Larceny or Embezzlement committed by any of the partners, officers

or employees of such Employers, whether acting alone or in collusion with
others, an assignment of such of the Insured's rights and causes of action
as it may have against such Employers by reason of such acts so committed
shall, to the extent of such payment, be given by the Insured to the
Underwriter, and the Insured shall execute all papers necessary to
secure to the Underwriter the rights herein provided for.


SECTION 4.   LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the
Declarations and the Underwriter shall not be liable hereunder for loss
sustained by anyone other than the Insured unless the Insured, in its sole
discretion and at its option, shall include such loss in the Insured's
proof of loss.  At the earliest practicable moment after discovery of any
loss hereunder the Insured shall give the Underwriter written notice thereof

and shall also within six months after such discovery furnish to the
Underwriter affirmative proof of loss with full particulars.  If claim is
made under this bond for loss of securities or shares, the Underwriter
shall not be liable unless each of such securities or shares is identified
in such proof of loss by a certificate or bond number or, where such
securities or shares are uncertificated, by such identification means as
agreed to by the Underwriter.  The Underwriter shall have thirty days
after notice and proof of loss within which to investigate the claim, and
this shall apply notwithstanding the loss is made up wholly or in part of
securities of which duplicates may be obtained.  Legal proceedings for
recovery of any loss hereunder shall not be brought prior to the
expiration of sixty days after such proof of loss is filed with the
Underwriter nor after the expiration of twenty-four months from the
discovery of such loss, except that any action or proceeding to recover
hereunder


Page 6 of 10


on account of any judgment against the Insured in any suit mentioned in
General Agreement C or to recover attorneys' fees paid in any such suit,
shall be begun within twenty-four months from the date upon which the
judgment in such suit shall become final.  If any limitation embodied
in this bond is prohibited by any law controlling the construction hereof,
such limitation shall be deemed to be amended so as to be equal to the
minimum period of limitation permitted by such law.
Discovery occurs when the Insured
(a)      becomes aware of facts, or
(b)      receives written notice of an actual or potential claim by a
third party which alleges that the Insured is liable under circumstance
which would cause a reasonable person to assume that a loss covered by
the bond has been or will be incurred even though the exact amount or
details of loss may not be then known.


SECTION 5.   VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records
used by the Insured in the conduct of its business, for the loss of which
a claim shall be made hereunder, shall be determined by the average

market value of such Property on the business day next preceding the
discovery of such loss; provided, however, that the value of any
Property replaced by the Insured prior to the payment of claim therefor
shall be the actual market value at the time of replacement; and
further provided that in case of a loss or misplacement of interim
certificates, warrants, rights, or other securities, the production
which is necessary to the exercise of subscription, conversion,
redemption or deposit privileges, the value thereof shall be the market
value of such privileges immediately preceding the expiration thereof
if said loss or misplacement is not discovered until after their
expiration.  If no market price is quoted for such Property or for such
privileges, the value shall be fixed by agreement between the parties
or by arbitration. In case of any loss or damage to Property consisting
of books of accounts or other records used by the Insured in the
conduct of its business, the Underwriter shall be liable under this
bond only if such books or records are actually reproduced and then
for not more than the cost of blank books, blank pages or other
materials plus the cost of labor for the actual transcription or
copying of data which shall have been furnished by the Insured in
order to reproduce such books and other records.


SECTION 6.   VALUATION OF PREMISES AND FURNISHINGS

        In case of damage to any office of the Insured, or loss of or
damage to the furnishings, fixtures, stationary, supplies, equipment,
safes or vaults therein, the Underwriter shall not be liable for
more than the actual cash value thereof, or for more than the actual
cost of their replacement or repair.  The Underwriter may, at its
election, pay such actual cash value or make such replacement or
repair.  If the Underwriter and the Insured cannot agree upon such
cash value or such cost or replacement or repair, such shall be
determined by arbitration.


SECTION 7.   LOST SECURITIES

        If the Insured shall sustain a loss of securities the total value of
which is in excess of the limit stated in Item 3 of the Declarations
of this bond, the liability of the Underwriter shall be limited to
payment for, or duplication of, securities having value equal to the
limit stated in Item 3 of the Declarations of this bond. If the
Underwriter shall make payment to the Insured for any loss of securities,
the Insured shall thereupon assign to the Underwriter all of the
Insured's rights, title and interests in and to said securities. With
respect to securities the value of which do not exceed the Deductible
Amount (at the time of the discovery of the loss) and for which the
Underwriter may at its sole discretion and option and at the request
of the Insured issue a Lost Instrument Bond or Bonds to effect replacement
thereof, the Insured will pay the usual premium charged therefor and
will indemnify the Underwriter against all loss or expense that the
Underwriter may sustain because of the issuance of such Lost Instrument
Bond or Bonds.  With respect to securities the value of which exceeds the
Deductible Amount (at the time of discovery of the loss) and for which
the Underwriter may issue or arrange for the issuance of a Lost
Instrument Bond or Bonds to effect replacement thereof, the Insured
agrees that it will pay as premium therefor a proportion of the usual
premium charged therefor, said proportion being equal to the percentage
that the Deductible Amount bears to the value of the securities upon
discovery of the loss, and that it will indemnify the issuer of said
Lost Instrument Bond or Bonds against all loss and expense that is
not recoverable from the Underwriter under the terms and conditions
of this INVESTMENT COMPANY BOND subject to the Limit of Liability

hereunder.

## SECTION 8.  SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount.  The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

## SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form

(a)     any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)     any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)     all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)     all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)     any one casualty or event other than those specified in (a), (b), (c)          or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations   of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

## SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any

other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed
to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter
under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available

to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.


SECTION 11.   OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the

amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.


SECTION 12.   DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed

the Deductible Amount set forth in Item 3 of the Declarations hereof (herein

called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.


SECTION 13.   TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written

notice specifying the termination date which cannot be prior to 90 days after

the receipt of such written notice by each Investment Company named as Insured

and the Securities and Exchange Commission, Washington, D.C.   The Insured may

terminate this bond as an entirety by furnishing written notice to the Underwriter.   When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination.   The Underwriter shall

notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies.

Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured

by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets. This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)     as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee,

shall learn of any dishonest or fraudulent act(s), including Larceny

or Embezzlement on the part of such Employee without prejudice to the

loss of any Property then in transit in the custody of such Employee

and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

(See Section 16[d]) and to the Insured Investment Company, or

(b)     as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)     as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the

time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including

Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.


SECTION 14.   RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor. Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto:

provided, however, that such additional period of time shall terminate
immediately;
    (a)      on the effective date of any other insurance obtained by the
Insured,
            its successor in business or any other party, replacing in whole or
in
            part the insurance afforded by this bond, whether or not such other
            insurance provides coverage for loss sustained prior to its
effective
            date, or
    (b)      upon takeover of the Insured's business by any State or Federal
            official or agency, or by any receiver or liquidator, acting
            or appointed for this purpose without the necessity of the
Underwriter
            giving notice of such termination.  In the event that such
additional
            period of time is terminated, as provided above, the Underwriter
            shall refund any unearned premium.
The right to purchase such additional period for the discovery of loss may
not be exercised by any State or Federal official or agency, or by any
receiver or liquidator, acting or appointed to take over the Insured's
business for the operation or for the liquidation thereof or for any
other purpose.


SECTION 15.   CENTRAL HANDLING OF SECURITIES

     Securities included in the systems for the central handling of securities
established and maintained by Depository Trust Company, Midwest Depository
Trust Company, Pacific Securities Depository Trust Company, and Philadelphia

Depository Trust Company, hereinafter called Corporations, to the extent of
the Insured's interest therein as effective by the making of appropriate
entries on the books and records of such Corporations shall be deemed
to be Property.The words "Employee" and "Employees" shall be deemed to
include the officers, partners, clerks and other employees of the New York
Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific
Stock Exchange and Philadelphia Stock Exchange, hereinafter called
Exchanges, and of the above named Corporations, and of any nominee in
whose name is registered any security included within the systems for
the central handling of securities established and maintained by such
Corporations, and any employee of any recognized service company, while
such officers, partners, clerks and other employees and employees of service

companies perform services for such Corporations in the operation of such
systems.  For the purpose of the above definition a recognized service
company shall be any company providing clerks or other personnel to said
Exchanges or Corporation on a contract basis.
The Underwriter shall not be liable on account of any loss(es) in connection

with the central handling of securities within the systems established and
maintained by such Corporations, unless such loss(es) shall be in excess
of the amount(s) recoverable or recovered under any bond or policy if
insurance indemnifying such Corporations, against such loss(es), and then
the Underwriter shall be liable hereunder only


Page 9 of 10


      for the Insured's share of such excess loss(es), but in no event for
more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es)
it shall be deemed that the Insured has an interest in any certificate
representing any security included within such systems equivalent
to the interest the Insured then has in all certificates representing
the same security included within such systems and that such Corporation
shall use their best judgment in apportioning the amount(s) recoverable
or recovered under any bond or policy of insurance indemnifying such
Corporations against such loss(es) in connection with the central
handling of securities within such systems among all those having an
interest as recorded by appropriate entries in the books and records
of such Corporations in Property involved in such loss(es) on the basis
that each such interest shall share in the amount(s) so recoverable or
recovered in the ratio that the value of each such interest bears to the
total value of all such interests and that the Insured's share of such
excess loss(es) shall be the amount of the Insured's interest in such
Property in excess of the amount(s) so apportioned to the Insured by
such Corporations. This bond does not afford coverage in favor of such
Corporations or Exchanges or any nominee in whose name is registered
any security included within the systems for the central handling of
securities established and maintained by such Corporations, and upon
payment to the Insured by the Underwriter on account of any loss(Es)
within the systems, an assignment of such of the Insured's rights and
causes of action as it may have against such Corporations or Exchanges
shall to the extent of such payment, be given by the Insured to the
Underwriter, and the Insured shall execute all papers necessary to secure
to the Underwriter the rights provided for herein.


SECTION 16.   ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination
of them be included as the Insured herein:
(a)      the total liability of the Underwriter hereunder for loss
         or losses sustained by any one or more or all of them shall
         not exceed the limit for which the Underwriter would be liable
         hereunder if all such loss were sustained by any one of them.
(b)      the one first named herein shall be deemed authorized to make,
         adjust and receive and enforce payment of all claims hereunder
         and shall be deemed to be the agent of the others for such
         purposes and for the giving or receiving of any notice required
         or permitted to be given by the terms hereof, provided that the
         Underwriter shall furnish each named Investment Company with a
         copy of the bond and with any amendment thereto, together with
         a copy of each formal filing of the settlement of each such
         claim prior to the execution of such settlement,
(c)      the Underwriter shall not be responsible for the proper
         application of any payment made hereunder to said first named
         Insured,
(d)      knowledge possessed or discovery made by any partner, officer or
         supervisory Employee of any Insured shall for the purpose of Section

         4 and Section 13 of this bond constitute knowledge or discovery by
         all the Insured, and
(e)      if the first named Insured ceases for any reason to be covered under

         this bond, then the Insured next named shall thereafter be c
         onsidered as the first named Insured for the purposes of this bond.


SECTION 17.   NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding
voting securities which results in a change in control (as set forth in

Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)     the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)     the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)     the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which

any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.


SECTION 18.    CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally.   No changes in or modification thereof shall be effective

unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative.   When a bond covers

only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter.

If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.


Page 10 of 10
RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 234-63-40 - 03

In favor of    Nationwide Mutual Funds and Nationwide Variable Insurance Trust

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

        Nationwide Mutual Funds including all of its series or portfolios of funds and Nationwide Variable Insurance Trust including all of its series or portfolios of funds

2. This rider shall become effective as of 12:01 a.m. on 03/15/2012 standard time.


RIDER NO. 2

INSURING AGREEMENT L


To be attached to and form part of Bond No.  234-63-40 - 03

in favor of Nationwide Mutual Funds/Nationwide Variable Insurance Trust

It is agreed that:

1.      The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)      entry of data into, or
(2)      change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

        (a)      Property to be transferred paid or delivered,
        (b)      an account of the Insured, or of its customer, to be added,
                 deleted, debited or credited, or
        (c)      an unauthorized account or a fictitious account to be debited
                 or credited;

(3)      voice instruction or advices having been transmitted to the Insured
         or its agent(s) by      telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

        (i)      cause the Insured or its agent(s) to sustain a loss, and
        (ii)     obtain financial benefit for that individual or for other
                 persons intended by that individual to receive a financial benefit,
        (iii)    and further provided such voice instructions or advices:

        (a)      were made by a person who purported to represent an individual
                 authorized to make such voice instructions or advices; and
        (b)      were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured r its agent(s) warrant that they shall make their best efforts to maintain the lectronic recording system on a continuous basis.  Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of


Page 1 of 3

mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error

or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.        As used in this Rider, Computer System  means:

      (a)        computers with related peripheral components, including storage
             components, wherever located,
      (b)        systems and applications software,
      (c)        terminal devices,
      (d)        related communication networks or customer communication systems,
             and
      (e)        related Electronic Funds Transfer Systems,

      by which data are electronically collected, transmitted, processed, stored,
      and retrieved.

3.        In addition to the exclusion in the attached bond, the following exclusions
      are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of
confidential information, material or data:   and
(b) loss resulting directly or indirectly from entries or changes
made by an individual authorized to have access to a Computer System
who acts in good faith on instructions, unless such instructions
are given to that individual by a software contractor (or by a
partner, officer or employee thereof) authorized by the Insured
to design, develop, prepare, supply service, write or implement
programs for the Insured's Computer System.

4.        The following portions of the attached bond are not applicable to this
Rider:

(a) the initial paragraph of the bond preceding the
Insuring Agreements which reads "...at any time but discovered
during the Bond Period."
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
AND TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5.        The coverage afforded by this rider applies only to loss discovered
      by the Insured during the period this Rider is in force.

6.        All loss or series of losses involving the fraudulent activity of one
      individual, or involving fraudulent activity in which one individual is
      implicated, whether or not that individual is specifically identified,
      shall be treated as one loss.  A series of losses involving unidentified
      individuals but arising from the same method of operation may be deemed
      by the Underwriter to involve the same individual and in that event shall
      be treated as one loss.

7.        The Limit of Liability for the coverage provided by this Rider shall be
      $10,000,000.

Page 2 of 3

8.      The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.      If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.     Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached.  Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

        (a)     90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this

                Rider, or
        (b)     immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider.  The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.     Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12.     Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever
        Underwriter written.  Any loss which is covered under such separate Policy is
        excluded from coverage under this bond; and the Insured agrees to make claim
        for such loss under its separate Policy.

13.     This rider shall become effective as of 12:01 a.m. on 03/15/2012 standard time.

Page 3 of 3

RIDER NO. 3

INSURING AGREEMENT M

To be attached to and form part of Bond No. 234-63-40 - 03

In favor of     Nationwide Mutual Funds and Nationwide Variable Insurance Trust

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement
as follows:

AUTOMATED PHONE SYSTEMS

1.     Loss caused by an Automated Phone System ("APS") Transaction, where the
       request for such APS Transaction is unauthorized or fraudulent and is made
       with the manifest intent to deceive; provided,  that the entity which
       receives such request generally maintains and follows during the
       bond Period all APS Designated Procedures with respect to APS Transaction.
       The unintentional isolated failure of such entity to maintain and follow a
       particular APS Designated Procedure in a particular APS Designated
       Procedure in a particular instance shall not preclude coverage under
       this Insuring Agreement, subject to the exclusions herein and in the Bond.

       1.     Definitions.   The following terms used in this Insuring Agreement
              shall have the following meanings:

              a.     "APS Transaction" means any APS Redemption,
                     APS Exchange or APS Election.

              b.     "APS Redemption" means any redemption of shares
                     issued by an Investment Company which is requested over
                     the telephone by means of information transmitted by an
                     individual caller through use of a telephone keypad.

              c.     "APS Election" means any election concerning dividend
                     options available to Fund shareholders which is made
                     over the telephone by means of information transmitted
                     by an individual caller through use of a telephone keypad.

              d.     "APS Exchange" means any exchange of shares in a registered
                     account of one Fund into shares in an identically
                     registered account of another Fund in the same complex
                     pursuant to exchange privileges of the two Funds, which
                     exchange is requested over the telephone by means of
                     information transmitted by an individual caller through
                     use of a telephone keypad.

              e.     "APS Designated Procedures" means all of the following p
                     rocedures:

                     (1)     Election in Application:  No APS Redemption shall
                             be executed unless the shareholder to whose account
                             such an APS Redemption relates has previously
                             elected by Official Designation to permit
                             such APS Redemption.

                     (2)     Logging:  All APS Transaction requests shall be
                             logged or otherwise recorded, so as to  preserve
                             all of the information transmitted by an individual
                             caller through use of telephone keypad in the course

                             of such a request, and the records shall be retained

                                    Page 24

for at least six months.

|  | (a) | Information contained in the records shall be capable of being retrieved through the following methods: |
| computer |  | audio tape and or transactions stored on disks |
|  | (b) | Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent. |

(3)    Identity Test:  The identity of the caller in any
request for an

APS Transaction shall be tested before executing
that APS Transaction

by requiring the entry by the caller of a
confidential personal

identification number ("PIN")

(a)    Limited Attempts to Enter PIN:  IF the
caller fails to

enter a correct PIN within three attempts,
the caller must

not be allowed additional attempts during
the same

(telephone call/twenty-four hour day) to
enter the PIN.

The caller may either be instructed to
redial a customer

service representative or may be immediately
connected to

such a representative.

(4)    Written Confirmation:  A written confirmation of any
APS Transaction

shall be mailed to the shareholder(s) to whose
account such APS

Transaction relates, at the original record address,
by the end of

the Insured's next regular processing cycle, but in
no event later

than five business days following such APS
Transaction.

(5)    Access to APS Equipment:  Access to the equipment
which permits the

entity receiving the APS Transaction request to
process and effect

the transaction shall be limited in the following
manner:

J.P. Morgan Chase Bank

    2.    Exclusions:  It is further understood and agreed that this extension

shall not cover:

a.        Any loss covered under Insuring Agreement A.   "Fidelity", of
this Bond;

(1)        The redemption of shares, where the proceeds of such
redemption are
made payable to other-than

(i)        the shareholder of record, or

(ii)        a person officially Designated to receive
redemption proceeds,
or

(iii)        a bank account officially Designated to
receive redemption
proceeds or

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(2)        The redemption of shares, where the proceeds of such redemption
are paid by check mailed to any address, unless such address has either been

(I)        designated by voice over the telephone or in
writing
without a signature guarantee, in either
case at least thirty(30)
days prior to such redemption, or

(ii)        officially Designated, or

(iii)        verified by any other procedures which may
be stated below
in this Rider, or

(3)        The redemption of shares, where the proceeds of such
redemption
are paid by wire transfer to other than the
shareholder's
officially Designated bank account, or

(4)        the Intentional failure to adhere to one or more APS
Designated Procedures.

2.        Nothing herein contained shall be held to vary, alter, waive, or extend any
of the terms, limitations, conditions, or provisions of the attached bond
other than above stated.

3.        This rider shall become effective as of 12:01 a.m. on 03/15/2012
standard time.

Page 3 of 3

INSURED COPY
234-63-40 - O3
INSURED COPY
234-63-40 - O3